Exhibit 4.2

Description of Registrant’s Common Stock

General

Under the Restated Certificate of Incorporation, as amended (the “Charter”) of R1 RCM Inc. (the “Company” or “R1”), R1 is authorized to issue 500 million of shares of common stock, par value $0.01 per share (the “Common Stock”), and 5 million shares of preferred stock, par value $0.01 per share. Of its authorized preferred stock, R1 has previously designated 370,000 shares as its 8.00% Series A Convertible Preferred Stock (the “Series A Preferred Stock”).

Common Stock

Voting Rights

The holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of the stockholders and do not have any cumulative voting rights. Additionally, the holders of the Series A Preferred Stock are entitled to vote with the holders of the Common Stock on an as-converted basis and have certain special consent rights so long as shares of the Series A Preferred Stock remain outstanding.

Dividend Rights

Subject to the rights of holders of Series A Preferred Stock, holders of Common Stock are entitled to receive dividends when, as and if declared by the Company’s board of directors out of funds legally available for this purpose.

The Company does not currently pay quarterly cash dividends on shares of Common Stock. The payment of dividends in the future, if any, will be at the discretion of the Company’s board of directors, will be subject to the approval of holders of the Series A Preferred Stock and will depend upon general business conditions, legal and contractual restrictions on the payment of dividends and other factors that the Company’s board of directors may deem to be relevant.

Liquidation Rights

Subject to the rights of holders of the Series A Preferred Stock which ranks senior to the Common Stock, in the event of a liquidation, dissolution or winding up of R1, the holders of Common Stock will be entitled to receive, after payment or provision for payment of all of its debts and liabilities (including the payment of the liquidation preference and all accrued but unpaid dividends on the Series A Preferred Stock), all of the assets of the Company legally available for distribution to stockholders.

Other Rights

Holders of Common Stock are not entitled to preemptive rights with respect to any shares which may be issued, and there are no conversion rights or redemption, purchase, retirement or sinking fund provisions with respect to Common Stock.

Anti-Takeover Effects of Delaware Law and the Company’s Charter and Bylaws

Delaware law, the Charter and the Company’s Amended and Restated Bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of the Company. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the Company’s board of directors.

Board of Directors; Removal of Directors

The Charter and Amended and Restated Bylaws provide that a director may be removed with or without cause and only by the affirmative vote of the holders of at least two-thirds of the votes that all the stockholders would be entitled to cast in an election of directors. Any vacancy on the Company’s board of directors, including a vacancy resulting from an enlargement of the board of directors, may be filled only by vote of a majority of the directors then in office, although less than a quorum. At each annual meeting, the entire board will stand for election for a one-year term. The limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of the Company.

Stockholder Action by Written Consent; Special Meetings

The Charter provides that any action required or permitted to be taken by the Company’s stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. The Charter and Amended and Restated Bylaws also provide that, except as otherwise required by law, special meetings of the Company’s stockholders can only be called by the Company’s chairman of the board, chief executive officer or board of directors.

Advance Notice Requirements for Stockholder Proposals

     The Amended and Restated Bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to the Company’s secretary of the stockholder’s intention to bring such business before the meeting. This written notice must contain certain information specified in the Amended and Restated Bylaws. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of the Company’s outstanding voting securities.

Delaware Business Combination Statute

     The Company is subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly-held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the Company’s board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving the Company and the “interested stockholder” and the sale of more than 10% of the Company’s assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of the Company’s outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Amendment of Certificate of Incorporation and Bylaws

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. The Amended and Restated Bylaws may be amended or repealed by a majority vote of the Company’s board of directors or by the affirmative vote of the holders of at least two-thirds of the votes which all the Company’s stockholders would be entitled to cast in any election of directors. In addition, the affirmative vote of the holders of at least two-thirds of the votes which all the Company’s stockholders would be entitled to cast in any election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of the Charter described above under “—Board of Directors; Removal of Directors” and “— Stockholder Action by Written Consent; Special Meetings”.

Transfer Agent and Registrar
The transfer agent and registrar for the Common Stock is American Stock Transfer and Trust Company, LLC.

Exchange Listing

The Common Stock is listed on the Nasdaq Capital Market under the symbol “RCM.”

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